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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                   Universal Stainless & Alloy Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   913837100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 913837100                                                 Page 2 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund 2, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      200,819
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   200,819
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        200,819
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        3.1%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 913837100                                                 Page 3 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Pabrai Investment Fund 3, Ltd.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        British Virgin Islands
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      209,600
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   209,600
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        209,600
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        3.3%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 913837100                                                 Page 4 of 13
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      215,250
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   215,250
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        215,250
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        3.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 913837100                                                 Page 5 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dalal Street, LLC
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      625,669
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   625,669
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        625,669
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 913837100                                                 Page 6 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Harina Kapoor
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      3001
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   3001
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        3001*
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        **
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

* Includes (a) 3000 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship and (b) 1 share of common stock held by the IRA FBO Harina Kapoor.

**  Less than one-tenth of one percent.

CUSIP NO. 913837100                                                 Page 7 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mohnish Pabrai
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [X]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      628,670
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   628,670
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        628,670*
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


* Includes (a) 3000 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship and (b) 1 share of common stock held by the IRA FBO Harina Kapoor.

CUSIP No. 913837100                                           Page 8 of 13 pages
          ---------


ITEM 1. (a)    NAME OF ISSUER.        Universal Stainless & Alloy Products, Inc.

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.   600 Mayer Street
                                                                  Bridgeville, PA 15017

ITEM 2. (a)    NAME OF PERSON FILING.

This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an
Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British
Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a
Delaware limited partnership ("PIF4"), Dalal Street, LLC, a California limited liability company ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3
(collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated February 14, 2006, filed by the Reporting Persons as Exhibit A to this
Schedule 13G.

ITEM 2. (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

114 Pacifica
Suite 240
Irvine, CA 92618-3321

ITEM 2. (c)    CITIZENSHIP.

PIF2 is an Illinois limited partnership. PIF3 is a British Virgin Islands corporation. PIF4 is a Delaware limited partnership. Dalal is a California limited liability company. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES. Common Stock, par value $.001 per share.

ITEM 2. (e)    CUSIP NUMBER.        913837100

ITEM 3.        IF THIS STATEMENT IS FLED PURSUANT TO RULE 13D-1(b), 13D-2(b)
               OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP.

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, LLC in its

CUSIP No. 913837100                                           Page 9 of 13 pages
          ---------

capacity as the General Partner and Investment Manager of PIF2, PIF4 and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, LLC and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.


                                          Common Stock
Reporting Person                       Beneficially Owned      % of Class (++)
----------------                       ------------------      ---------------
The Pabrai Investment Fund II, L.P.          200,819                 3.1%
Pabrai Investment Fund 3, Ltd.               209,600                 3.3%
Pabrai Investment Fund IV, L.P.              215,250                 3.4%
Dalal Street, LLC                            625,669                 9.8%
Harina Kapoor                                3,001**                  *
Mohnish Pabrai                             628,670**                  *


++ All percentages in this table are based on the 6,392,131 shares of Common Stock of Universal Stainless & Alloy Products, Inc. issued and outstanding as of October 31, 2005, as reported in the Form 10-Q for the quarterly period ended September 30, 2005 filed by Universal Stainless & Alloy Products, Inc. with the Securities and Exchange Commission on November 10, 2005.

*  Less than one-tenth of one percent.

** Includes (a) 37,347 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship and (b) 1 share of common stock held by the IRA FBO Harina Kapoor.

(c) Dalal Street, LLC and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, LLC, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, LLC and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 3,001 shares of Common Stock set forth opposite Mr. Pabrai's

CUSIP No. 913837100                                          Page 10 of 13 pages
          ---------


name in the table above. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such shares of Common Stock held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 913837100                                          Page 11 of 13 pages
          ---------


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

         By:     /s/ Mohnish Pabrai
              ------------------------------------------------------------------
                 Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:   /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer


DALAL STREET, LLC

          By:     /s/ Mohnish Pabrai
               -----------------------------------------------------------------
                  Mohnish Pabrai, Chief Executive Officer





/s/ Harina Kapoor
-----------------------------------------------------------------
Harina Kapoor


/s/ Mohnish Pabrai
-----------------------------------------------------------------
Mohnish Pabrai

CUSIP No. 913837100                                          Page 12 of 13 pages
          ---------


                                  EXHIBIT INDEX



EXHIBIT                      DESCRIPTION
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EXHIBIT A                    JOINT REPORTING AGREEMENT